August 8, 2025

VIA E-MAIL AND EDGAR CORRESPONDENCE

Ms. Karen Rossotto

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: The Pre-IPO and Growth Fund: File Nos. 811-24096; 333-287835

Dear Ms. Rossotto:

On June 6, 2025, The Pre-IPO and Growth Fund (the “Registrant” or the “Fund”) filed a registration statement on Form N-2 with the U.S. Securities and Exchange Commission. You provided comments on July 7, 2025. Below, please find a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Unless otherwise indicated, capitalized terms used below have the meaning ascribed to them in the registration statement. Please note that added language is in italics and deleted language appears struck through. A copy of the registration statement containing revisions responsive to your comments below is attached to aid in your review.

General Comments

1.	Comment: We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments. Please note, a full financial review (e.g., seed financial statements, auditor's report, consent) must be performed prior to declaring the registration statement effective.

Response: The Registrant notes that incomplete sections of the registration statement, including a full financial review, will be completed via a subsequent pre-effective amendment.

2.	Comment: We note disclosure indicating that the Fund intends to submit an application for an exemptive order to permit it to co-invest with certain affiliates. Please supplementally explain if the Fund has submitted or intends to submit any additional exemptive applications or a no-action request in connection with the registration statement. Please inform us of the anticipated timing of any applications or requests for relief.

Response: The Registrant filed an exemptive order to permit it to co-invest with certain affiliates on July 25, 2025 (SEC Accession No. 0001398344-25-013787). The Registrant has not submitted, and does not presently intend to submit, any additional exemptive application or a no-action request in connection with the registration statement.

Division of Investment Management

August 8, 2025

Prospectus

Prospectus Cover

3.	Comment: Please clarify in the prospectus the term “multi-year horizon” as used in the Fund’s investment objective.

Response: The term multi-year horizon has been removed from the Registrant’s prospectus and statement of additional information.

4.	Comment: In the second paragraph of Investment Objective, the disclosure states that the Fund invests in “the securities of private companies that, at the time of the Fund’s investment, do not have a class of securities listed on an ‘exchange’”. Please describe with more specificity the types of companies the Fund will invest in, particularly with respect to their stage of development (e.g., companies included in venture cap funds). Please include a cross-reference to the disclosure regarding the risks associated with investments the Fund considers speculative. See Form N-2, Item 1.1.j. Please also see Comment 10(a) below.

Response: The Registrant has revised the disclosure referenced above to state that the Fund invests in “the securities of late-stage private companies that, at the time of the Fund’s investment, do not have a class of securities listed on an “exchange” as such term is defined under the Securities Exchange Act of 1934, as amended, and have achieved significant positive revenues. Such companies may operate in any industry, but the Adviser anticipates such companies to operate within high growth sectors such as technology, communications, defense, fintech, life sciences and alternative energy. See “Principal Risks-Initial Public Offerings (“IPO” Risk)””

5.	Comment: In Interval Fund, if applicable, please disclose the anticipated timing of the Fund's initial repurchase offer. Please include a cross-reference to the sections of the prospectus that discuss the Fund's repurchase policies and the attendant risks. See Guide 10 to Form N-2.

Response: The Registrant notes that the timing of the Fund’s initial repurchase offer is dependent on when its registration statement is declared effective, and added the following disclosure “The Fund currently anticipates conducting its first quarterly repurchase offer in the second quarter of 2026.” Cross references to “Principal Risks-Repurchase Policy Risk”, “Principal Risks-Liquidity Risks”, and “Quarterly Repurchases of Fund Shares” have been added.

6.	Comment: In the fourth bullet please replace “may periodically offer” with “will offer quarterly” or similar. In the last bullet, replace “Fund’s Board of Trustees” with the defined term “Board”.

Response: The revisions requested above have been made.

7.	Comment: The disclosure states “The Fund intends to accept initial and additional purchases of [Founders’] Shares from Eligible Investors….” As the Fund offers multiple share classes, please clarify what this disclosure means. Please confirm that the Fund’s issuance of “Founders’ Shares” is consistent with its order allowing it to issue multiple classes of shares.

Response: The disclosure above has been revised as follows to clarify that the initial and additional purchases of shares may be made by institutions and individuals, and that such purchases may occur through a Selling Agent: “The Fund intends to accept initial and additional purchases of ~~[Founders’]~~ Shares from ~~Eligible Investors~~ investors who are “Institutional Investors” or individual investors. “Institutional Investors” may include: (1) corporations, banks, trust companies, insurance companies, investment companies, foundations, endowments, defined benefit plans, retirement plans and other similar entities; and (2) ~~Eligible Investors~~investors investing through Selling Agents that may have entered into an agreement with the Distributor to offer ~~[Founders’]~~ Shares.

Division of Investment Management

August 8, 2025

The Fund’s issuing of “Founders’ Shares” is consistent with the order issued to ABS Long/Short Strategies Fund and ABS Investment Management LLC (the “Adviser”) on May 18, 2016 (SEC Rel. No. IC-32116). Such order is applicable to the Registrant as a continuously-offered registered closed-end investment company to which the Adviser serves as investment adviser.

8.	Comment: Please disclose on the Cover that the Fund may use leverage, as disclosed on page 3, and provide a cross-reference to the disclosure regarding the risks of leverage. See Item 1.1.j of Form N-2 and Guidelines to Form N-2, Guide 6.

Response: The following disclosure has been added to the Prospectus Cover: “The Fund may employ leverage in a variety of ways. If the Fund uses leverage, the value of its net assets will tend to increase or decrease at a greater rate than if no leverage were employed and leverage may result in the Fund controlling more assets than the Fund has equity. See “Principal Risks-Leverage Risk.”

Prospectus Summary

The Fund

9.	Comment. Please clarify what “late-stage private companies” are, noting a company’s characteristics in this stage of development.

Response: The Registrant has added the following language: “Late-stage private companies are established businesses that have established the viability of their business concept, achieved significant revenue, and are nearing a liquidity event like an IPO or acquisition. Such companies have moved beyond the early stages of development (e.g., Series A through Series C in venture capital) and are focused on scaling operations, expanding market reach, and potentially diversifying product lines in advance of a potential exit.”

Principal Investment Strategies (page 2)

10.	Comment: With respect to the definition of Pre-IPO securities in the second paragraph, we have the following comments:

a.	The term “Pre-IPO” in the Fund’s name implies that the Fund will invest in securities of companies operating with a view towards an IPO. The Fund’s definition of “Pre-IPO” is overly broad. For example, companies included in the growth-oriented indexes include companies that are already exchange-listed, while the Private Funds included under (ii) to your Pre-IPO securities definition typically do not list and may contain securities of companies that do not intend to list. Please revise the definition of Pre-IPO to include companies that a reasonable investor would consider to be consistent with the Fund’s name, or revise the Fund’s name accordingly. See rule 35d-1 under the 1940 Act.

Division of Investment Management

August 8, 2025

Response: The adopting release for rule 35d-1 under the 1940 Act specifies that terms used in a fund’s name that suggest an investment focus must either be consistent with those terms’ plain English meaning or established industry use, and provides that fund managers have flexibility to ascribe reasonable definitions for the terms used in a fund’s name and flexibility to determine the specific criteria the fund uses to select the investments that the term describes.

The name “Pre-IPO and Growth Fund” suggests a dual focus in both “Pre-IPO” and “Growth” investments. The Registrant respectfully notes that investments in companies included in growth-oriented indexes satisfy the “Growth” element of the Registrant’s name, rather than “Pre-IPO”.

With respect to the term “Pre-IPO”, the Registrant has defined “Pre-IPO” securities to cover the securities of issuers who are not exchange listed, as such issuers have not yet conducted an IPO, as well as the securities of Pooled Investment Vehicles which invest in such issuers. The Registrant has further revised the definition of “Pre-IPO” securities to clarify that the companies in which the Fund invests are “late-stage private companies” (with the characteristics of such issuers also being clarified, as noted in response to Comment 9 above), including having established the viability of their business concept, achieving significant revenue, and nearing a liquidity event like an IPO or acquisition, and generally being beyond the early stages of growth (commonly referred to in the industry as the Series A through Series C stages of development). The Registrant respectfully submits that, as clarified, the definition of “Pre-IPO” reasonably accords with industry use that categorizes late-stage companies with these characteristics as approaching their exit stage or pre-IPO stage.

b.	In general, it is unclear what the Fund is investing in. On page 2, the disclosure states “Over the long term, the Adviser expects to invest primarily in Pre-IPO securities.” In IPO Risk on page 4, the disclosure states, “[i]t is expected that many of the Fund’s investment issuers will conduct an IPO” and that “the Fund may hold IPO shares for a very short period of time.” On page 5, in Illiquid Investments Risk, the disclosure states the Fund will invest in “highly illiquid investments” for which generally “no liquid market exists” and the Fund is required to hold to maturity or is otherwise restricted in their disposal. Please clarify the make-up of the Fund’s portfolio – what general percentages do you expect to invest in Private Companies versus Pooled Investment Vehicles? Please also revise disclosure for consistency.

Response: The Registrant currently expects that the Fund will initially invest between 60% and 80% of its assets in the securities of Private Companies. The Registrant anticipates these investments will initially occur via a “Co-Investment Vehicle”, which will be exempt from registration by virtue of Section 3(c)(1) or 3(c)(7) of the 1940 Act and invest in the securities of a single Private Company either directly or, as discussed in further detail in the response to Comment 10(f), through an unaffiliated special purpose vehicle (“SPV”). Over time, the Fund anticipates a greater portion of its investments in Private Companies to be direct investments in Private Companies or SPVs investing in a single Private Company. The Registrant has revised the referenced sentence appearing on page 2 as follows: “Over the long term, the Adviser expects to invest primarily in Pre-IPO securities through direct investments and via Private Funds…”

Division of Investment Management

August 8, 2025

For the remainder of its portfolio, the Registrant currently expects to invest between 10% and 20% of its assets in publicly traded Growth securities and between 0% and 10% of its assets in other Pooled Investment Vehicles. The Registrant notes that these percentages are general approximations of its current intent, which may be subject to change depending on the Fund’s development and size, market opportunities, and similar factors that necessitate investment flexibility.

c.	The disclosure states if the issuer of a security held by the Fund conducts an initial public offering “such security shall remain a Pre-IPO security for the duration of any “lock-up” or contractual restriction on disposal applicable to such security.” Will the Fund then sell the security? Disclose.

Response: As discussed in the response to Comment 10(a) above, the Registrant’s name suggests a dual investment focus in both Pre-IPO and Growth securities. While the Registrant expects that a Pre-IPO security will become a Growth security following an initial public offering, in the event that it does not, the proviso identified above grants the Registrant flexibility in meeting the 80% Policy while such security is subject to a restriction on disposal.

d.	Please clarify the term “securities of hedge funds...” to indicate what the Fund will invest in – the funds themselves or their underlying investments.

Response: The Registrant notes that the disclosure “securities of hedge funds, venture capital funds, and other funds or special purpose vehicles that invest primarily in Private Companies” (emphasis added) indicates that the Registrant will invest in the Private Funds themselves.

e.	Please explain why the Fund includes investments in hedge funds in the definition of “Pre-IPO”.

Response: The Registrant has included investments in hedge funds in the definition of “Pre-IPO” only to the extent that such hedge funds invest primarily in Private Companies.

Division of Investment Management

August 8, 2025

f.	As a general matter, please disclose the overall structure and terms typically associated with the special purpose vehicles (SPVs) you typically invest in. This disclosure might include:

•	How SPVs are created and by whom;

•	How SPVs source their investments;

•	What material risks arise from such sourcing and how do SPV structurers attempt to manage that risk;

•	How the SPV’s securities are offered and to whom;

•	Who manages the SPVs;

•	What fees and expenses are assessed initially and over the life of the SPV and what are typical fee and expense levels;

•	How do these fees and expenses impact the overall deal economics and valuation;

•	What agreements and obligations does the SPV typically have to SPV investors (e.g., obligations around custody, maintaining insurance, financial statements, audits, etc.).

In addition to this general disclosure, please provide more detailed disclosures about each SPV you are or may be invested in, as a result of the Predecessor Fund transaction or otherwise, including:

•	Any role the Adviser or its affiliates played in creating, structuring, or managing the SPV or compensation or fees it or its affiliates received;

•	The name of the SPV, the date it was created, its investments, and how it sourced them;

•	A general discussion of the SPV terms, including fees and expenses and other agreements and obligations; and

•	The approximate ownership level the Fund has of the SPV and how the Fund sourced and acquired its interests.

Response: The Registrant currently anticipates acquiring interests in SPVs created and managed by independent third-party sponsors who will privately offer interests in the applicable SPV. The sourcing of an SPV’s investments, and to whom interests in the SPV will be offered, is expected to depend on the particular SPV.

Fees and expenses for the SPV’s will likely vary depending on market conditions. The Registrant will update the Staff prior to effectiveness as such investments become more likely, including with information about how the Registrant expects fees and expenses to impact overall deal economics and valuations.

The Registrant will provide more detailed disclosures, and can provide supplemental information to the Staff, as its specific expectations regarding SPV investments develop.

Division of Investment Management

August 8, 2025

11.	Comment: Regarding the disclosure in the penultimate paragraph on page 2:

a.	Please clarify what the phrase “generally mature and scaled businesses” means.

b.	The disclosure states that the Fund will invest in companies that “are expected to continue to demonstrate rapid growth and significant potential valuation upside.” Please revise the disclosure to indicate who expects the companies to grow and why.

Response: The Registrant has revised the disclosure identified above as follows: “As a result of the Adviser’s due diligence and selection process, the Adviser expects that the companies in which the Fund will directly or indirectly invest~~, while generally mature and scaled businesses, are expected to~~ will continue to demonstrate rapid growth and significant potential valuation upside. See “Investment Selection Process”.”

12.	Comment: Please revise your disclosure to briefly explain how the Adviser will source and analyze the Fund’s investments and construct the portfolio as a whole.

Response: The Registrant has added the following disclosure: “The Adviser identifies prospective investments from multiple sources, most importantly the Adviser’s global relationship network. Investment opportunities that may advance the Fund’s investment strategy are assessed qualitatively and quantitatively to evaluate market trends, potential return scenarios, and/or historical sources of value creation for an investment. The Adviser will decrease or eliminate the Fund’s exposure to an investment due to the identification of a new investment opportunity, a change in an investment’s strategy or economic environment, poor performance, or to diversify the Fund’s portfolio. See “Investment Selection Process.””

Borrowing/Leverage (page 3)

13.	Comment: Disclosure in the first paragraph indicates that the Fund may take on leverage by using derivatives. Please disclose the types of derivatives the Fund anticipates using. Please also include associated risk disclosure.

Response: The Registrant expects the securities of foreign issuers to comprise 20% or less of the Fund’s portfolio, of which only a portion will be denominated in non-U.S. currency. Accordingly, the Registrant does not expect the Fund to be subject to significant currency risk. As disclosed on pages 14 and 15 of the SAI, the Fund may use forward foreign currency contracts or foreign currency futures contracts to manage such risk. The Registrant does not expect the Fund to borrow when utilizing these instruments. The disclosure indicating that the Fund may take on leverage by using derivatives has been removed from the prospectus.

14.	Comment: The disclosure also states that leverage can be employed by “participating in other forms of direct and indirect borrowing.” Please disclose what these other forms of borrowing are.

Division of Investment Management

August 8, 2025

Response: The Registrant currently expects to engage in limited short-term borrowing solely to (i) satisfy period repurchases, (ii) to pay fees and expenses, and (iii) to fund investments, including in anticipation of the receipt of subscription funds. The disclosure regarding “participating in other forms of direct and indirect borrowing” has been removed from the prospectus.

15.	Comment: On page 5, regarding Illiquid Investments Risk, we have the following comments:

a.	The disclosure states “The Fund may permit greater liquidity for shareholders than the Fund is able to obtain....” Please clarify what this means. Does the Fund anticipate it may be unable to meet its obligations as an interval fund under Rule 23c-3? If so, what actions does the Fund anticipate taking in this circumstance? Please explain to us.

Response: The Fund does not anticipate being unable to meet its obligations as an interval fund under Rule 23c-3. The disclosure has been revised as follows: “The Fund will invest in highly illiquid investments. The Fund does not expect to be able to transfer, or otherwise withdraw from, many of its investments. In addition, the investments of the Fund generally will be investments for which no liquid market exists, and the Fund may be required to hold such investments until maturity or otherwise be restricted from disposing of such investments. Similarly, the Pooled Investment Vehicles in which the Fund invests, themselves, may face reduced opportunities to exit and realize value from their investments, including without limitation in the event of a general market downturn or a specific market dislocation. As a consequence, the Fund may not be able to sell its investments when it desires to do so or to realize what it perceives to be their fair value in the event of a sale~~. The Fund may permit greater liquidity for shareholders than the Fund is able to obtain with respect to the securities in which it invests and its other underlying assets. Such discrepancy could make the Fund vulnerable to a “run” on Fund assets resulting from redemption requests that are greater than can be satisfied by the Fund. This may result in less liquidity for a shareholder with respect to its Shares than it may otherwise have anticipated and could result in long delays in effecting a complete withdrawal of its investment. Such discrepancy could also cause the Adviser to sell the Fund’s assets prematurely~~, which would negatively impact the NAV per Share.”

b.	The disclosure further states this “discrepancy could make the Fund vulnerable to a ‘run’ on Fund assets...from redemption requests that are greater than can be satisfied by the Fund”. As the Fund is an interval fund with quarterly repurchases of a percentage set by the Board, please revise this sentence to use a term other than “run” to describe the scenario in which repurchase requests are greater than the quarterly percentages offered by the Fund. Please replace “redemption” with “repurchase”.

Response: See response to Comment 15(a) above.

c.	In the penultimate sentence, the disclosure states less liquidity “could result in long delays in effecting a complete withdrawal of [a shareholder’s] investment.” Please clarify this as the Fund will repurchase at least 5% of its outstanding shares quarterly.

Division of Investment Management

August 8, 2025

Response: See response to Comment 15(a) above.

16.	Comment: On page 6, disclosure includes risks of investing in emerging markets. Please disclose emerging markets as a principal investment of the Fund, including on the Cover, as appropriate. See Item 1.1.j. of Form N-2.

Response: The Registrant has revised the disclosure accordingly.

17.	Comment: On page 6, Currency Risk, discloses the risks of securities denominated in foreign currencies “if unhedged”. Will the Fund engage in hedging? If so, disclose so and disclose the types of instruments the Fund will use to do so.

Response: As noted in the response to Comment 13, The Registrant does not currently expect the Fund to be subject to significant currency risk but may consider using currency forwards or currency futures for hedging purposes. The potential use of currency forwards or currency futures is disclosed on pages 14 to 15 of the SAI.

18.	Comment: On page 6, in Pooled Investment Vehicle Risk, consider including specific risks of venture capital funds and the speculative nature of companies at that stage of development.

Response: The Registrant has added the requested disclosure regarding its intended investments in late-stage venture capital companies.

19.	Comment: On page 9, Debt Securities Risk, the disclosure references the Fund’s investment in debt securities, such as high yield debt securities “including loans.” Please disclose the Fund’s investment in debt securities and their credit quality in Principal Investment Strategies and, if appropriate, on the Cover.

Response: As disclosed under “Cash and Cash Equivalents” on page 21, the Registrant expects limited investment in cash equivalents such as high-quality, short-term debt securities and money market funds pending investments in Pre-IPO or Growth securities, to satisfy quarterly repurchases, and to pay fees and expenses. The Registrant currently does not expect the Fund to invest in other debt securities. The “Debt Securities Risk” disclosure has been removed from the prospectus.

As discussed in the response to Comment 14, the Registrant expects the Fund to engage in limited short-term borrowing solely to (i) satisfy period repurchases, (ii) to pay fees and expenses, and (iii) to fund investments.

20.	Comment: On page 9, the disclosure includes “Small and Medium Capitalization Risk.” Will the Fund invest in early-stage companies and those with smaller (micro) market capitalization typical of pre-IPO companies? If so, disclose the risks specific to these types of companies.

Response: The Fund anticipates that in may invest in smaller (micro) market capitalization companies. The following risk factor has been disclosed: “Micro Capitalization Risk - Micro-capitalization companies are subject to substantially greater risks of loss and price fluctuations because their earnings and revenues tend to be less predictable (and some companies may be experiencing significant losses). Their share prices tend to be more volatile and their markets less liquid than companies with larger market capitalizations. The shares of micro-capitalization companies tend to trade less frequently than those of larger, more established companies, which can adversely affect the pricing of these securities and the future ability to sell these securities.”

Division of Investment Management

August 8, 2025

21.	Comment: On page 10, in Repurchase Offers Risk, the disclosure states “Quarterly repurchases by the Fund will typically be funded from borrowing proceeds, available cash, or sales of portfolio securities.” Considering the illiquid nature of the Fund’s investments, confirm this disclosure is consistent with the disclosure in Liquidity Requirements on page 32 and the procedures adopted by the Board in compliance with rule 23c-3(b)(10)(iii).

Response: The Registrant confirms that disclosure identified above is consistent with the disclosure in Liquidity Requirements and the procedures that will be adopted by the Board in compliance with rule 23c-3(b)(10)(iii). The Registrant notes that the Growth securities that the Fund invests in may be publicly traded, and that the sale of such Growth securities would be a viable source of funding for quarterly repurchases, in addition to borrowing proceeds and available cash.

22.	Comment: Please replace “redemption” with “repurchase” in Repurchase Offers Risk and throughout.

Response: The Registrant has replaced “redemption” with “repurchase” as appropriate throughout.

Purchase of Shares

23.	Comment: On page 11, disclosure in the last sentence of this section states that the Fund reserves the right to reject a purchase order for any reason. Please disclose the circumstances in which the Fund would reject a purchase order. We may have additional comments after reviewing your response.

Response: The Registrant notes that it may reject a purchase order for Founders’ Shares due to an investor’s ineligibility to purchase such Class of Shares. The Fund does not otherwise anticipate regularly rejecting purchase orders but may do so for anti-money laundering reasons or to avoid subjecting the Fund to a foreign regulatory regime in the case of a prospective foreign investor.

Prior Performance (page 12)

24.	Comment: The disclosure in this section states “simultaneous with the anticipated commencement of the Fund’s operations with respect to the Founder’s Share class...[the Predecessor Fund] will be reorganized with and into the Founder’s Share class of the Fund.” Regarding this transaction:

a.	Please clarify in the disclosure what it means for the Predecessor Fund to be “reorganized with and into the Founder’s Share class of the Fund.” Please provide us more information about the nature of the transaction (e.g., who are the parties to the transaction? What will each party receive in the transaction?). If the Fund will be seeded by the Predecessor Fund in a formation transaction, confirm so and address the following in this comment accordingly.

Division of Investment Management

August 8, 2025

Response: The Registrant currently expects that the reorganization transaction (the “Reorganization”) will consist of the Predecessor Fund contributing securities or commitments to acquire securities that are appropriate, in type and amount, for investment by the Fund in light of its investment objectives and policies, as discussed more fully in Comment 24 (b) below.

b.	Please clarify what “simultaneous with the anticipated commencement of the Fund’s operations” means (i.e., will the transaction occur before the Fund begins operations or at the same time?).

Response: Prior to the time the Fund receives the proceeds from its initial public offering.

The Registrant intends to effect the transaction in compliance with the conditions of Guidestone Financial, et al., SEC Staff No-Action Letter (pub. avail. Dec. 27, 2006) (the “Guidestone Letter”). The Fund confirms that any such reorganization will be effected in accordance with the conditions of the Guidestone Letter, including the terms of paragraphs (b), (c), (d), (e), (f) and (g) of Rule 17a-7 under the 1940 Act and the provisions of Rule 17a-8 under the 1940 Act (as these provisions apply to a reorganization involving an unregistered fund that is eligible to rely on Rule 17a-8 and a registered investment company). In addition, as contemplated by the conditions of the Guidestone Letter:

•	The Fund will be a shell portfolio as of the time of the reorganization;

•	The assets of the Predecessor Fund will consist of securities or commitments to acquire securities that are appropriate, in type and amount, for investment by the Fund in light of its investment objectives and policies;

•	the assets of the Predecessor Fund (the “Predecessor Fund Assets”) will transfer to the Fund in exchange for Shares of the Fund having a net asset value equal to the net asset value of the Predecessor Fund Assets;

•	The Fund and the Predecessor Fund will have the same procedures for determining their net asset values and will follow those procedures in determining the amount of Shares to be issued in the reorganization;

Division of Investment Management

August 8, 2025

•	The transfer of the Predecessor Fund Assets to the Fund in exchange for Shares of the Fund will be effected simultaneously with its commencement of its investment operations and prior to (or simultaneously with) the issuance of Shares of the Fund in connection with its initial public offering;

•	The Fund will comply with the recordkeeping requirements described in the Guidestone Letter;

•	The Adviser will, consistent with its fiduciary duties, disclose to the trustees of the Fund who are not “interested persons,” as defined in Section 2(a)(19) of the 1940 Act (the “Independent Trustees”), the existence of, and all of the material facts relating to, any conflicts of interests between the Adviser and the Fund with regard to the reorganization to facilitate the ability of the Independent Trustees to evaluate and approve the reorganization; and

•	The Adviser will bear the costs associated with the reorganization.

In response to the Staff’s comment, the Fund has revised the above-referenced disclosure to clarify that the reorganization of the Predecessor Fund into the Fund is contingent on approval by the Fund’s Board and the Predecessor Fund’s general partner and limited partners.

c.	Please provide an analysis addressing the applicability of S-X 6-11 to the transaction and address the whether the transaction meets the definition of a fund acquisition as defined in S-X 6-11(a)(2).

Response: The Fund confirms that it has considered Rule 6-11 of Regulation S-X as it relates to the transaction and confirms that the transaction constitutes a fund acquisition under Rule 6-11(a)(2) of Regulation S-X. The Fund hereby confirms that it will comply with the requirements of Rule 6-11 of Regulation S-X, as applicable.

d.	Please disclose how the Predecessor Fund shares will be valued for purposes of the transaction. Will there be any dilution for other shareholders who purchase shares in the initial offering? If so, please provide appropriate disclosure on the Cover and in the prospectus.

Response: As described more fully above, the Predecessor Fund will have the same procedures for determining net asset value as Fund, and the Fund will follow those procedures in determining the amount of Shares to be issued to the Predecessor Fund in connection with the Reorganization. The initial offering of Shares in the Fund will be at the Fund’s then-current net asset value per share. The Registrant further represents that the Reorganization shall require the approval of the Board, and that such approval shall be required to include a finding that the Reorganization is in the best interests of the Fund and its shareholders. As a result, there will be no dilution for shareholders (including the Fund) who purchase Shares of the Fund in its initial public offering following the Reorganization.

Division of Investment Management

August 8, 2025

e.	Please explain to us in correspondence what information investors will have available to them about the Predecessor Fund and its portfolio prior to purchasing shares of Fund. It is unclear, for example, whether (and when), investors will have a schedule of investments and other financial information related to the Predecessor Fund.

Response: The Registrant expects that investors will have available to them the following information prior to purchasing Shares of the Fund: (i) the registration statement, which will include disclosure regarding the contemplated reorganization, including any material tax aspects thereof, and the Predecessor Fund generally, (ii) the Predecessor Fund’s investment objective, strategies and investment policies, guidelines and restrictions, or otherwise confirmation that the foregoing are substantially similar to those of the Fund, (iii) information regarding the investment adviser and portfolio managers of the Predecessor Fund, or otherwise confirmation that the foregoing are the same as those of the Fund and, (iv) subject to the contemplated Reorganization having occurred or being probable (see response to Comment 24(g) below), and subject further to the completion of an audit of the financial statements of the Predecessor Fund, appropriate financial statements of the Predecessor Fund or audited seed financials of the Fund, as applicable.

f.	Please tell us supplementally how the transaction will be structured to comply with section 17 of the 1940 Act, including any no-action relief upon which you intend to rely. Please provide sufficient factual and legal information in your response to enable us to follow your analysis and understand your conclusion.

Response: The Registrant refers the Staff to its response to Comment 24(b) above, including its intent to comply with the conditions of the Guidestone Letter.

g.	Please explain to us whether the consummation of the transaction has been determined to be probable. If consummation of the transaction has not yet been determined to be probable, please explain to us the factors considered in arriving at this determination. If applicable, please tell us why you would choose to time the effectiveness of your registration statement such that you become effective prior to knowing the transaction is probable instead of waiting for additional certainty.

Response: The reorganization transaction has not yet occurred, nor is it probable. The transaction remains subject to approval by the Fund’s Board and the Predecessor Fund’s general partner and limited partners. The reorganization transaction has not yet been approved by the Board or the Predecessor Fund’s general partner or limited partners, and neither the Fund nor the Predecessor Fund has entered into a definitive agreement relating to the reorganization transaction. The Fund’s and the Predecessor Fund’s activities are also greatly affected by, and often dependent on, general economic and market conditions, including a rapidly evolving market in private investments, and we are currently in a period of capital markets disruption and economic uncertainty in light of recent events. Accordingly, it is possible that the nature and/or timing of the Reorganization could change. Based on these factors, as well as the fact that no agreements have been executed or approvals taken, the Fund believes it is reasonable to conclude that the Reorganization is not yet probable for purposes of Rule 6-11 of Regulation S-X.

Division of Investment Management

August 8, 2025

If the Fund’s Board and the Predecessor Fund’s general partner and limited partners approve the Reorganization, or the Reorganization otherwise becomes probable under Rule 6-11, prior to the registration statement being declared effective, the Fund will file a pre-effective amendment to the registration Statement that includes the financial statements required by Rule 6-11 and for the period required by Rule 6-11. If the Reorganization is not approved and no other events that would make the Reorganization probable under Rule 6-11 have occurred prior to that time, the Fund will satisfy the requirements of Rule 6-11, including, without limitation, by filing a post-effective amendment to the registration statement to include any financial statements and other information in connection with the Reorganization to the extent required and for the period required.

As discussed in the response to Comment 24(h), the Predecessor Fund was launched as a proof of concept for and investment strategy similar to the Fund’s. While the nature and/or timing of the Reorganization could change for the reasons discussed above, the Registrant is confident in the viability of its investment strategy and wishes for its registration statement to be declared effective at the earliest opportunity.

h.	Please describe to us the underlying business purpose of the transaction. Please tell us when the Predecessor Fund began operations, explain any transactions within the past year that were not made in the ordinary course, including, as applicable, with respect to portfolio holdings, fees, distributions, and other transactions with investors.

Response: The Predecessor Fund was launched as a proof of concept for an investment strategy similar to the Fund’s. The underlying business purpose of the transaction is to afford investors in the Predecessor Fund access to liquidity while keeping their investment subject to a similar investment strategy, thereby encouraging further investment by such investors in the Fund.

The Predecessor Fund began operations in April 2025. All transactions entered into by the Predecessor Fund have been in the ordinary course.

i.	For the assets being transferred, please tell us whether the Predecessor Fund, the Adviser, or any of their respective affiliates, received any fees or reimbursements not in the ordinary course within the past year. In addition, please disclose what percentage of the transferred portfolio, if any, is non-performing, in distress, or in payment in kind (PIK) status.

Response: None of the Predecessor Fund, the Adviser, nor any of their respective affiliates, have received any such fees or reimbursements not in the ordinary course within the past year. No assets of the transferred portfolio are currently, or anticipated to be, non-performing, in distress, or in PIK status.

j.	Please describe to us the nature of any relationship between the transacting parties.

Response: In addition to the responses above, the Registrant refers the Staff to the following disclosure in the prospectus: “The Fund and the Predecessor Fund share the same investment adviser and portfolio managers.”

Division of Investment Management

August 8, 2025

k.	What are the future operating plans of the selling entity and the retained assets? Will the selling entity continue its operations? Will it be winding down? Will it be changing its strategy?

Response: The Registrant currently anticipates that the transaction will result in the full dissolution of the Predecessor Fund.

l.	Please describe to us any financial statements of the Predecessor Fund, including the periods presented in the financial statements, that will be included in the registration statement of the Fund. Please explain to us the timing of when these financial statements will be included in the registration statement.

Response: The Registrant respectfully refers the Staff to its response to Comment 24.g above.

m.	Will any LPs from the selling entity be transferring into the purchasing entity? Will any of the selling entity’s management be involved with the purchasing entity post asset purchase?

Response: The Registrant currently anticipates that all limited partners of the Predecessor Fund will become shareholders of the Fund. As further noted above, the Fund and the Predecessor Fund share the same investment adviser and portfolio managers.

n.	How will the purchase impact the future strategy of the purchasing entity?

Response: The transaction discussed in this Comment 24 is not expected to have any impact on the future strategy of the Fund.

o.	Please explain to us what assets will not be transferred from the Predecessor Fund to the Fund, and why these assets will not be transferred.

Response: The Registrant currently expects all assets of the Predecessor Fund to be transferred to the Fund as part of the reorganization transaction, resulting in the dissolution of the Predecessor Fund.

Summary of Fund Expenses (page 14)

25.	Comment: Do the calculations presented in the fee table assume leverage? If so, disclose this amount in the narrative preceding the fee table.

Response: The calculations presented in the fee table do not currently assume leverage. To the extent the Fund begins utilizing leverage, such amount will be disclosed in the narrative preceding the fee table.

Division of Investment Management

August 8, 2025

26.	Comment: Will the Maximum early withdrawal charge be charged in addition to the Repurchase Fee? Clarify in a footnote the nature of these fees.

Response: The maximum early withdrawal charge is intended to compensate the Fund for commissions, if any, paid to broker-dealers or selling agents and may be charged in addition to the Repurchase Fee. An explanatory footnote has been added below the Fee table.

Financial Highlights (page 15)

27.	Comment: The disclosure in this section states “Because the Fund is newly formed, a financial highlights table for the Fund has not been included in this prospectus. As “the performance of the Shares for periods before the Commencement of Operations is that of the Predecessor Fund”, please disclose here why financial statements of the Predecessor Fund are not included.

Response: The Registrant notes that it does not intend for the Fund to claim the prior performance of the Predecessor Fund and has removed the representation that “the performance of the Shares for periods before the Commencement of Operations is that of the Predecessor Fund.”

Use of Proceeds

28.	Comment: Disclose how long (e.g., within three months) it is expected to take to fully invest net proceeds in accordance with the Fund’s investment objectives and policies, the reasons for any anticipated lengthy delay in investing the net proceeds, and the consequences of any delay.

Response: The disclosure has been revised as follows: “The Fund invests proceeds from the sale of the Shares, net of fees and expenses, consistent with its investment objective and investment strategies. These proceeds are invested as soon as possible after their receipt, and generally within three months, consistent with market conditions and the availability of suitable investments. Pending investment in Pre-IPO or Growth securities, the Fund may invest the proceeds in cash equivalents such as high-quality, short-term debt securities and money market funds. The Fund may also maintain a portion of the proceeds in cash equivalents to satisfy operational expenses.

At times when the Fund is not investing in Pre-IPO or Growth securities, it will not be pursuing its investment objective and the Fund’s performance may be lower than a Shareholder may otherwise expect.”

Repurchases, Mandatory Redemptions and Transfers of Shares (page 21)

29.	Comment: On page 22, in the penultimate paragraph of this section, the disclosure states a repurchase fee may be charged that is “reasonably intended to compensate the Fund for expenses directly related to the repurchase” and that “The Fund charges a 2% repurchase fee on Shares that are repurchased less than 12 months of the date such Shares were acquired by the shareholder.” Please clarify here when a repurchase fee and early withdrawal fee may be charged, and if both can be charged.

Division of Investment Management

August 8, 2025

Response: The Registrant notes that the disclosure identified above appears in the statement of additional information rather than the prospectus. The disclosure has been revised as follows: “The Fund charges a 2% ~~repurchase~~ early withdrawal fee on Shares that are repurchased less than 12 months of the date such Shares were acquired by the shareholder. ~~Such~~ The repurchase fee is intended to compensate the Fund for expenses directly related to the repurchase, and may be waived or reduced to reflect actual costs. The early withdrawal charge is intended to compensate the Fund for commissions, if any, paid to broker-dealers or selling agents and may be waived or reduced to reflect actual costs. Both a repurchase fee and an early withdrawal fee may be charged on a single repurchase transaction.”

Quarterly Repurchases of Fund Shares (page 30)

30.	Comment: Please disclose whether shareholders have the ability to withdraw or modify repurchase requests. If they do, please disclose how they may do so.

Response: Shareholders may withdraw or modify repurchase requests until the Repurchase Request deadline. The disclosure identified above has been modified as follows: “Shareholders will be notified in writing about each quarterly repurchase offer, how they may request that the Fund repurchase their shares, modify or withdraw such request, and the “Repurchase Request Deadline,” which is the date the repurchase offer ends. The Fund shall not permit repurchase requests to be withdrawn or modified after the Repurchase Request Deadline.”

31.	Comment: To illustrate the repurchase procedures, consider using graphic presentations (such as a timeline or calendar) so shareholders can readily understand the time periods used by the Fund and the significance of the Repurchase Request Deadline, the Repurchase Pricing Date and the Repurchase Payment Date.

Response: The Registrant acknowledges the suggestion to use graphic presentations to illustrate the time periods used by the Fund.

Performance (page 35)

32.	Comment: In the second paragraph, please disclose that the Predecessor Fund’s objectives, policies, guidelines and restrictions are, in all material respects, equivalent to the Fund's.

Response: As noted in the response to Comment 27, the Registrant does not intend for the Fund to claim the performance of the Predecessor Fund. The “Performance” section disclosing the Predecessor Fund’s performance has been removed from the prospectus.

33.	Comment: Is the Fund able to compute standardized after-tax returns for the Predecessor Fund prior to the Fund’s registration? If not, please include returns the post-registration period only, along the Fund’s standardized before-tax returns for the post-registration period.

Response: See response to Comment 32.

Division of Investment Management

August 8, 2025

34.	Comment: In the last paragraph on page 35, it is unclear from the disclosure how performance is being presented. The prior performance of the Predecessor Fund may use either the gross fees/expenses, i.e., before waivers and/or reimbursements, incurred by the Predecessor; or make a one-time adjustment for the Fund's gross fees/expenses, i.e., before waivers and/or reimbursements. The adjusted fees/expenses may not be less than the gross fees/expenses of the Predecessor. In either case, the average annual total return table should reflect the prior performance for each share class of the Fund, not just the Founders’ Shares.

Response: See response to Comment 32.

35.	Comment: Please supplementally provide us the following information:

a.	Describe the background of the Predecessor Fund, including information about when and why the Predecessor Fund was created.

b.	Confirm the Adviser was the adviser for the Predecessor Fund for the entire performance period shown. Please state whether the Adviser managed any other funds that were materially equivalent to the Fund. If so, were these other funds converted to registered investment companies, and if not, why not? Please explain why the Predecessor Fund was chosen to be registered and if any other materially equivalent fund had lower performance as compared with the Predecessor Fund.

c.	State whether the Adviser believes that the Predecessor Fund could have complied with Subchapter M of the Internal Revenue Code.

d.	Describe whether the Predecessor Fund made any investment strategy changes within a one-year period prior to the date the registration statement was filed and whether such changes were made in anticipation of the conversion to a registered investment company. In addition, please discuss any variation in the level of assets (e.g., via redemptions, transfers of assets to another person or fund, cash infusions) of the Predecessor Fund within a one-year period prior to the date the registration statement was filed. If any investors in the Predecessor redeemed out of the Predecessor Fund within one year of this date, please describe whether such investors were able to invest in a fund with substantially similar investment strategies to that of the Predecessor Fund.

Response: See response to Comment 32.

36.	Comment: If the standardized SEC method is not used to calculate the prior performance, please disclose how the performance was calculated and that the method differs from the standardized SEC method.

Response: See response to Comment 32.

Division of Investment Management

August 8, 2025

37.	Comment: Please represent to us the Fund has the records necessary to support the calculation of the performance as required by rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Response: See response to Comment 32.

Expenses (page 37)

Fund Expenses

38.	Comment: The first bullet states that expenses borne by the Fund include “All organizational and initial offering costs (unless assumed by the Adviser).” In footnote #1 to the fee table the disclosure states “The Adviser advanced the Fund’s organizational and offering costs and will recoup these costs from the Fund consistent with the Expense Limitation Agreement....” Accordingly, please revise to reflect that the Fund will pay these costs in their entirety, or as appropriate.

Response: The Registrant notes that it cannot currently determine the extent to which the Adviser will be able to recoup organizational and initial offering costs pursuant to the Expense Limitation Agreement. Accordingly, the first bullet identified above is accurate.

39.	Comment: Disclosure in the third to last bullet concerns Fund fees and expenses related to “primary and secondary investments in Pooled Investment Vehicles made with other parties.” Please explain to us the types of “secondary” transactions the Fund may engage in, and the extent it may engage in these transactions. We may have further comments.

Response: The Fund may acquire interests in a Pooled Investment Vehicle via secondary transactions such as the purchase of the interest of an existing investor in a Pooled Investment Vehicle or investing in a continuation fund related to an existing Pooled Investment Vehicle in which the Fund may or may not be an investor. While the Registrant does not expect the Fund to acquire a significant portion of its future interests in Pooled Investment Vehicles via secondary transactions, nor regularly engage in secondary transactions, the extent to which the Fund will engage in such transactions is dependent on the availability of attractive and appropriate opportunities, which the Registrant cannot currently determine.

Determination of NAV (page 39)

40.	Comment: The Valuation Procedures disclosure focuses on Pooled Investment Vehicles and does not address how you will value Private Companies, despite their being the Fund’s primary focus. Please revise your disclosure to address the policies and procedures in place for valuing investments in Private Companies. In addition, please explain or revise the last sentence on page 39 “Using the nomenclature of the hedge fund industry ....”

Response: The Registrant notes that the Valuation Procedures disclosure discusses the valuation of “Portfolio Investments”, which includes both Private Companies and Pooled Investment Vehicles. Revisions have been made where necessary to clarify the applicability of the Valuation Procedures to Private Companies. The last sentence has been revised as follows “~~Using the nomenclature of the hedge fund industry, a~~Any values reported as “estimated” or “final” values will reasonably reflect…”

Division of Investment Management

August 8, 2025

Certain Tax Considerations (page 41)

41.	Comment: Please disclose the effect that share repurchases might have on the ability of the Fund to qualify as a RIC under federal tax law in the event that Share repurchases have to be funded with proceeds from the liquidation of portfolio securities.

Response: The Registrant’s investment adviser will manage the Fund’s portfolio to assure compliance as a RIC with Subchapter M of the Internal Revenue Code. The Registrant notes that even if the Fund has to sell portfolio securities to fund a repurchase offer, the chances of non-compliance Subchapter M are so remote as to be de minimis. Consequently, the Registrant believes that the suggested non-compliance disclosure would tend to be confusing to prospective shareholders.

Description of Shares

Declaration of Trust

42.	Comment: Regarding Section 6, Derivative Actions, please disclose in the prospectus the requirements that (i) a shareholder must make a pre-suit demand upon the Trustees; (ii) that shareholders holding at least 10% of the outstanding Shares of the Series or class join in the request; (iii) that the Trustees be afforded a “review period” to consider the shareholder request; (iv) that the Trustees may retain counsel in considering the request; and (v) that the shareholder making a pre-suit demand undertakes to reimburse the Trust for costs incurred in connection with its consideration of the demand, including costs of counsel, should the Trust determine not to bring the action.

Response: The Registrant has added the disclosure above to the prospectus.

43.	Comment: Regarding Section 11, Exclusive Delaware Jurisdiction, please disclose this provision in the prospectus along with the corresponding risks of the provision even as to non-federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum).

Response: The Registrant has added the disclosure above to the prospectus.

Division of Investment Management

August 8, 2025

Statement of Additional Information

Investment Policies and Practices

44.	Comment: In the last sentence on page 3, the disclosure states “the Fund will not ‘look through’ to the investments and trading activities of the Pooled Investment Vehicles in which the Fund may invest….” Please note that a fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policies. Please clarify the Fund will consider the investments of its underlying investment companies when determining compliance with its concentration policies.

Response: The Registrant has revised the disclosure identified above as follows: “Unless otherwise specified in the Prospectus or this SAI, in applying the investment restrictions and other policies of the Fund set forth in the Prospectus and this SAI, the Fund will ~~not~~ “look through” to the investments and trading activities of the Pooled Investment Vehicles in which the Fund may invest, to the extent reasonably practicable, when determining compliance with the Fund’s concentration policies.”

If you have any questions concerning this request, please contact the undersigned at (202) 263-4156.

Best regards,

/s/ Jacob Olliffe
Jacob Olliffe

cc:	Laurence K. Russian David Finn JoAnn Strasser Matthew S. Williams Christian Sandoe Jay Williamson David Manion